Filed by The Trust Company of New Jersey Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No. 132-02270
January 16, 2004

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trustcompany”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trustcompany.

The following is a letter sent by Alan J. Wilzig, Chairman, President & CEO of Trustcompany, to the customers of Trustcompany:

[Trustcompany letterhead]

January 16, 2004

Dear Valued Customer:

As you may already know, on December 16, 2003, The Trust Company of New Jersey (“Trustcompany”), North Fork Bancorporation and its banking subsidiary, North Fork Bank (“North Fork”), signed a merger agreement pursuant to which Trustcompany will be merged into North Fork.

North Fork is a name you may not have heard before. It is headquartered in Melville, Long Island, and is known as one of the best-managed banks in the country. Additionally, with 30 branches in Manhattan, North Fork Bank is the fastest growing bank in New York City. U.S. Banker, a leading industry publication, in its annual survey, has ranked North Fork number one among the nation’s top bank and thrift companies. Like Trustcompany, North Fork has a solid reputation for providing personalized and responsive customer service. Through growth and expansion, North Fork has combined the values of a traditional community bank with the full-service capabilities of a large financial institution. For more detailed information about North Fork, we invite you to visit its website at www.northforkbank.com. You can also find more information about Trustcompany by visiting our website at www.trustcompany.com.

Completion of the merger is subject to a number of conditions, including the approval of our shareholders and various state and federal regulators. We expect this process to take several months and the merger to be completed in the second quarter of 2004. Following completion of the merger, the combined bank will have projected total assets of approximately $25 billion and will be able to serve you through a significantly expanded network of over 260 branches that will stretch from New Jersey into Manhattan out to the eastern tip of Long Island as well as into Rockland and Westchester counties. This is a “home-run” for you, our customers.

John Kanas, North Fork’s chief executive officer, and I and our respective organizations are committed to making the transition positive, and as seamless as possible, for you. You will continue to receive the same level of personal service from our dedicated banking professionals that you have come to count on from Trustcompany, while gaining a greater level of convenience with an expanded network of branches and financial services tailored to meet the needs of both the retail and business customer. Further, upon consummation of the merger, I will assume the position of Executive Vice President of North Fork and will maintain my presence in New Jersey.

We value our relationship with you and feel confident that this merger will only enhance that relationship. We are bringing together two complementary and exceptional organizations. We believe the whole will be greater than the sum of the two parts.

Sincerely,

/s/Alan J. Wilzig

Alan J. Wilzig
Chairman
President & CEO

This filing contains forward-looking statements regarding North Fork Bancorporation, Inc.‘s (“North Fork”) acquisition of The Trust Company of New Jersey (“Trustcompany”). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trustcompany are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement and other relevant materials in connection with the proposed merger (the “Merger”). The registration statement will contain a proxy statement/prospectus to be distributed to the stockholders of Trustcompany in connection with their vote on the Merger. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials when they become available because they will contain important information about North Fork, Trustcompany and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, when they become available, may be obtained free of charge at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other relevant materials, and any other documents filed by Trustcompany with the Federal Deposit Insurance Corporation (the “FDIC”), when they become available, may be obtained at the FDIC, Registration and Disclosure Division, 550 17th Street N.W., Room F-643, Washington, D.C. 20429. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone: 631-844-1252 or by visiting North Fork’s website at www.northforkbank.com. Investors and security holders may obtain free copies of the documents filed with the FDIC by Trustcompany by contacting The Trust Company of New Jersey, Investor Relations, 35 Journal Square, Jersey City, New Jersey 07306, telephone: 201-420-4946.

Trustcompany and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trustcompany in favor of the Merger. Information about the interests of Trustcompany’s executive officers and directors in Trustcompany is set forth in the proxy statement for Trustcompany’s 2003 Annual Meeting of Stockholders, which was filed with the FDIC on April 4, 2003. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trustcompany, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. If and to the extent that Mr. Wilzig will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus to be distributed to Trustcompany shareholders. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trustcompany’s other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.